UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Haverty Furniture Companies, Inc.
(Name of Issuer)

Class A Common Stock, $1.00 par value
(Title of Class of Securities)

419596-20-0
(CUSIP Number)

Eliot Robinson Bryan Cave LLP One Atlantic Center Fourteenth Floor 1201 West Peachtree Street, NW Atlanta, Georgia 30309 Telephone: (404) 572-6785
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☒.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 419596-20-0	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS: Frank S. McGaughey III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 65,985 Shares of Class A Common Stock
	8	SHARED VOTING POWER 108,510 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 65,985 Shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 108,510 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,495 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 419596-20-0	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS: Ridge Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Georgia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 108,510 Shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 108,510 Shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 108,510 Shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 419596-20-0	13D	Page 4 of 8 Pages

Item 1.                    Security and Issuer.

The name of the issuer is Haverty Furniture Companies, Inc., a Maryland corporation (the “Company”).  The address of the Company’s principal executive offices is 780 Johnson Ferry Road, Suite 800, Atlanta, Georgia 30342.  The title of the class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Class A common stock of the Company, par value $1.00 per share (the “Class A Common Stock”).

Item 2.                    Identity and Background.

(a)
The names of the persons filing this Schedule 13D are Frank S. McGaughey III (“Mr. McGaughey”)  and Ridge Partners, L.P., a Georgia limited partnership (“Ridge Partners,” and collectively, the “Reporting Persons”). Mr. McGaughey is the general partner of Ridge Partners.

(b)	The business address of Mr. McGaughey and Ridge Partners is 1111 Lufbery Circle, Williamson, GA 30292.

(c)	The principal occupation of Mr. McGaughey is as a Partner at the law firm Bryan Cave LLP, One Atlantic Center, Fourteenth Floor, 1201 W. Peachtree Street, NW, Atlanta, GA 30309.

The principal business of Ridge Partners is acquiring, operating, leasing, holding for investment and selling certain interests in real estate, other limited partnerships, partnerships, joint ventures, securities and other forms of real, personal and intangible property.

(d)
and (e):  During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. McGaughey is a citizen of the United States of America.

Item 3.                    Source and Amount of Funds or Other Consideration.

The shares of the Company’s Class A Common Stock held by Mr. McGaughey were acquired through bequest, inheritance, gift, acquisition on the open market or as compensation for service to the Company.

The shares of the Company’s Class A Common Stock held by Ridge Partners were contributed to the partnership by its partners pursuant to their formation of the partnership. These shares contributed to the partnership were previously acquired by the partners through bequest, inheritance, gift, acquisition on the open market or as compensation for service to the Company.

Item 4.                    Purpose of Transaction.

The Reporting Persons acquired for investment purposes all of the shares of the Company’s Class A Common Stock for which they are deemed to be a beneficial owner.

(a)
Ridge Partners plans to periodically distribute stock of the Company to its partners, which may be in the form of Class A Common Stock or common stock issued upon conversion of the Class A Common Stock held by Ridge Partners. The Reporting Persons are parties to a Class A Shareholders Agreement that imposes certain transfer restrictions upon shares of Class A Common Stock held by the Reporting Persons. See Item 6. The Reporting Persons have no other present plans or proposals which relate to or would result in the acquisition or disposition of shares of the Company’s Class A Common Stock.

CUSIP No. 419596-20-0	13D	Page 5 of 8 Pages

(b)	The Reporting Persons have no present plans or proposals which relate to or would result in an extraordinary corporate transaction involving the Company.

(c)	The Reporting Persons have no present plans or proposals which relate to or would result in a sale or transfer of a material amount of the Company’s or any of its subsidiaries’ assets.

(d)	The Reporting Persons have no present plans or proposals which relate to or would result in any changes in composition of the Company’s present board of directors or management.

(e)	The Reporting Persons have no present plans or proposals which relate to or would result in any changes in the Company’s present capitalization or dividend policy of the Company.

(f)	The Reporting Persons have no present plans or proposals which relate to or would result in any other material change in the Company’s business or corporate structure.

(g)
The Reporting Persons have no present plans or proposals which relate to or would result in changes in the Company’s charter, bylaws or other governing instruments which may impede the acquisition of control of the Company by any person.

(h)	The Reporting Persons have no present plans or proposals which relate to or would result in causing any of the Company’s securities to be delisted from a national securities exchange.

(i)
The Reporting Persons have no present plans or proposals which relate to or would result in a class of securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j)	The Reporting Persons have no present plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5.                    Interest in Securities of the Issuer.

(a)
The Reporting Persons beneficially own an aggregate 174,495 shares or 5.8% of the Class A Common Stock of the Company. For further information, see the cover pages hereto which are hereby incorporated by reference. All percentages of outstanding Class A Common Stock are calculated based on information included in the Form 10-Q filed by the Company for the period ended March 31, 2012, which reported that 3,029,183 shares of Class A Common Stock were outstanding as of May 7, 2012, less the number of shares converted into common stock since May 7, 2012 by the Reporting Persons as shown on Schedule 1.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) with certain other Class A Common Stock shareholders (“Other Class A Shareholders”) as a result of entering into a Class A Shareholders Agreement with those Other Shareholders as described in Item 6 below. If the Reporting Persons are deemed to have formed a group with the Other Class A Shareholders, each of the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 1,955,777 shares or 65.0% of the Class A Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.

CUSIP No. 419596-20-0	13D	Page 6 of 8 Pages

(b)
Mr. McGaughey holds sole voting and dispositive power with respect to 65,985 shares held by him. Mr. McGaughey is the general partner of Ridge Partners and may be deemed to hold shared voting and dispositive power with respect to the 108,510 shares held by Ridge Partners.

(c)
Except as set forth on Schedule 1 hereto, no transactions in Class A Common Stock were effected in the last 60 days by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On June 5, 2012, the Company entered into a Class A Shareholders Agreement with the Reporting Persons and H5, L.P., J. Rawson Haverty, Jr., Villa Clare Partners, L.P. and Clarence H. Smith (the “Class A Shareholders Agreement”). The Class A Shareholders Agreement imposes certain transfer restrictions upon shares of Class A Common Stock held by the various signatories to the agreement, including, but not limited to, a restriction on the transfer of any such shares to anyone other than certain permitted transferees of such signatory without the Company’s prior written consent and an obligation to convert such shares to common stock in accordance with the Company’s Charter prior to transferring any such shares to anyone other than a permitted transferee of such signatory. A copy of the Class A Shareholders Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed June 8, 2012 and is incorporated by reference herein.  The foregoing description of the Class A Shareholders Agreement is qualified in its entirety by reference to the text of the Class A Shareholders Agreement.

The Reporting Persons are parties to a Joint Filing Agreement dated as of June 11, 2012, filed as Exhibit 99.1 hereto.

Except as described above, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1          Joint Filing Agreement.

CUSIP No. 419596-20-0	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 12, 2012	FRANK S. MCGAUGHEY III

	By:	/s/ Frank S. McGaughey III
Frank S. McGaughey III

RIDGE PARTNERS, L.P.

By:	/s/ Frank S. McGaughey III
Frank S. McGaughey III General Partner

CUSIP No. 419596-20-0	13D	Page 8 of 8 Pages

SCHEDULE 1

Shares of Class A Common Stock Acquired or Disposed of by the Reporting Persons in the Last 60 Days

1.       H5, L.P.

No transactions.

2.      J.  Rawson Haverty, Jr.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
3/23/12	Disposition	12,000	$0	Conversion1

3.       Frank S. McGaughey III

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
6/5/12	Acquisition	21,400	$0	Other2

4.       Ridge Partners, L.P.

Transaction Date	Nature of Transaction (Acquisition/Disposition)	Number of Shares	Price Per Share	Where and How Transaction Effected
6/5/12	Disposition	21,400	$0	Other3
6/1/12	Disposition	78,600	$0	Conversion4

5.       Clarence H. Smith

No transactions.

6.       Villa Clare Partners, L.P.

No transactions.

1 Conversion of Class A Common Stock into common stock of the Company.
2 Distribution of Class A Common Stock received from Ridge Partners.
3 Distribution of Class A Common Stock held by Ridge Partners of which Mr. McGaughey is general partner. Mr. McGaughey disclaims beneficial ownership of the shares except to the extent of his pecuniary interest in the partnership.
4 Conversion of Class A Common Stock into common stock of the Company.